

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Mr. Geoffrey Armstrong
Chief Executive Officer
Owlhead Minerals Corp.
250 H Street #123
Blaine, WA 98230

> **Re: Owlhead Minerals Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2014**
> **File No. 333-189359**

Dear Mr. Armstrong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the financial statements and related disclosures, as necessary, in accordance with Rule 8-08 of Regulation S-X in your next amendment. Provide a current consent from your independent accountant as well.

Plan of Operations, page 29

2.   We note your disclosure on page 29 that preliminary exploration work is estimated to cost "$250,000 for Phase I." In addition, your disclosure on page 31 that your "goal is to raise $250,000 in order to complete Phase I" suggests that you expect Phase I to cost $250,000. However, on page 31 you estimate that the cost of Phase I will be $50,000. Please reconcile your disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 32

3.   Your disclosure indicates that Mr. King resigned from all positions with Alaska Pacific Energy Corporation in December 2011 "so as to concentrate on the development of Owlhead Minerals" but was not appointed as a director of the company until January 1, 2013. Please disclose Mr. King's position, if any, with the company between December 2011 and January 2013.

Certain Relationships and Related Transactions, page 37

4.   Please include the disclosure required by Item 404 of Regulation S-K for the transaction described in footnote two to the Summary Compensation Table on page 35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director